Exhibit 99.2

July 15, 2021

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: 75th Annual General Meeting -Voting Results

Pursuant to Regulation 44 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed the voting results and Scrutinizer’s Report on the resolutions passed at the 75th Annual General Meeting of the Company held on Wednesday, July 14, 2021 for your information and records. The said resolutions have been approved by Members with requisite majority.

Thanking You

For WIPRO LIMITED

M Sanaulla Khan

Company Secretary

ENCL: As above

Postal Ballot Voting Results

Disclosure as per Regulation 44(3) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Company Name	WIPRO LIMITED
Date of AGM	14-Jul-21
Voting-
Start Date	10-Jul-21
End Date	13-Jul-21
Total number of shareholders on record date (cut-off date- July 7, 2021)	918,421
No. of shareholders present in the meeting either in person or through proxy:	Not Applicable
Promoters and Promoter Group:	—
Public:	—
No. of Shareholders attended the meeting through Video Conferencing	179
Promoters and Promoter Group:	5
Public:	174

Resolution No.	1
Resolution required: (Ordinary/ Special)	ORDINARY- To receive, consider and adopt the Audited Financial Statements of the Company (including consolidated financial statements) for the financial year ended March 31, 2021, together with the Reports of the Board of Directors and Auditors thereon.
Whether promoter/ promoter group are interested in the agenda/resolution?	No
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against(5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	4,001,040,248	4,001,040,248	100.000	4,001,040,248	—	100.000	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
Public- Institutions	E-Voting	854,787,925	727,253,711	85.080	727,253,711	—	100.000	0.000
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
Public- Non Institutions	E-Voting	623,411,716	157,745,783	25.304	157,639,254	106,529	99.932	0.068
	Poll		2,058	—	2,043	15	99.271	0.73
	Postal Ballot (if applicable)		—	—	—	—	—	—
	Total	5,479,239,889	4,886,041,800	89.174	4,885,935,256	106,544	99.998	0.002

Resolution No.	2
Resolution required: (Ordinary/ Special)	ORDINARY — To confirm the payment of Interim Dividend of ₹1 per equity share already paid during the year as the Final Dividend for the Financial Year 2020-21.
Whether promoter/ promoter group are interested in the agenda/resolution?	No
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	4,001,040,248	4,001,040,248	100.000	4,001,040,248	—	100.000	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
Public- Institutions	E-Voting	854,787,925	736,164,089	86.122	736,164,089	—	100.000	0.000
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
Public- Non Institutions	E-Voting	623,411,716	157,749,317	25.304	157,673,308	76,009	99.952	0.048
	Poll		2,058	—	1,701	357	82.653	17.347
	Postal Ballot (if applicable)		—	—	—	—	—	—
	Total	5,479,239,889	4,894,955,712	89.336	4,894,879,346	76,366	99.998	0.002

Resolution No.	3
Resolution required: (Ordinary/ Special)	ORDINARY — To consider appointment of a Director in place of Mr. Thierry Delaporte (DIN: 08107242) who retires by rotation and being eligible, offers himself for re-appointment.
Whether promoter/ promoter group are interested in the agenda/resolution?	No
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	4,001,040,248	4,001,040,248	100.000	4,001,040,248	—	100.000	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
Public- Institutions	E-Voting	854,787,925	735,746,487	86.074	731,001,378	4,745,109	99.355	0.645
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
Public- Non Institutions	E-Voting	623,411,716	157,745,113	25.304	150,240,338	7,504,775	95.242	4.758
	Poll		2,058	—	2,033	25	98.785	1.215
	Postal Ballot (if applicable)		—	—	—	—	—	—
	Total	5,479,239,889	4,894,533,906	89.329	4,882,283,997	12,249,909	99.750	0.250

Resolution No.
Resolution required: (Ordinary/ Special)	ORDINARY — Appointment of Ms. Tulsi Naidu (DIN: 03017471) as an Independent Director of the Company.
Whether promoter/promoter group are interested in the agenda/resolution?	No
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against(5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	4,001,040,248	4,001,040,248	100.000	4,001,040,248	—	100.000	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
Public- Institutions	E-Voting	854,787,925	733,408,836	85.800	733,058,773	350,063	99.952	0.048
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
Public- Non Institutions	E-Voting	623,411,716	157,710,513	25.298	157,623,902	86,611	99.945	0.055
	Poll		2,057	—	1,887	170	91.736	8.264
	Postal Ballot (if applicable)		—	—	—	—	—	—
	Total	5,479,239,889	4,892,161,654	89.285	4,891,724,810	436,844	99.991	0.009

Resolution No.	5
Resolution required: (Ordinary/ Special)	ORDINARY — Revision in the terms of remuneration of Mr. Rishad A. Premji (DIN: 02983899) as Whole Time Director (designated as “Executive Chairman”) of the Company.
Whether promoter/ promoter group are interested in the agenda/resolution?	Yes
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against(5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	4,001,040,248	4,001,040,248	100.000	4,001,040,248	—	100.000	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
Public- Institutions	E-Voting	854,787,925	733,826,438	85.849	733,588,419	238,019	99.968	0.032
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
Public- Non Institutions	E-Voting	623,411,716	157,713,466	25.298	157,405,420	308,046	99.805	0.195
	Poll		2,057	—	2,037	20	99.028	0.972
	Postal Ballot (if applicable)		—	—	—	—	—	—
	Total	5,479,239,889	4,892,582,209	89.293	4,892,036,124	546,085	99.989	0.011

For Wipro Limited M Sanaulla Khan Company Secretary

Form No. MGT-13

REPORT OF SCRUTINIZER

[Pursuant to section 108 of the Companies Act, 2013 and Rule 21(2) of the

Companies (Management and Administration) Rules, 2014]

To,

The Chairman of the Seventy Fifth Annual General Meeting (AGM) of the Equity Shareholders of “Wipro Limited” held on Wednesday, July 14, 2021, at 9.00 AM IST through Video Conferencing (VC).

Sir,

I,    V. Sreedharan, Partner of V. Sreedharan and Associates, Company Secretaries, Bengaluru, was appointed as Scrutinizer pursuant to Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and pursuant to Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, for the purpose of:

(i)

Scrutinizing the remote e-voting process under the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and pursuant to Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

(ii)	Voting through electronic voting system (“Instapoll”) at the AGM.

The management of the Company is responsible to ensure compliance with the requirement of the Companies Act, 2013, Rules and circulars issued by MCA and SEBI relating to conducting of AGM through VC/OAVM and voting by electronic means for the resolutions contained in the Notice of the Seventy Fifth Annual General Meeting of the Equity Shareholders dated June 9, 2021. My responsibility as a Scrutinizer for the voting process of voting by electronic means is restricted to making a Consolidated Scrutinizer’s Report of the votes cast “in favor” and/or “against” the resolution stated in the notice of the AGM, based on the report generated from the e-voting system provided by KFin Technologies Private Limited, the Agency Authorized under the Rules and engaged by the Company to provide remote e-voting facilities and e-voting facilities to vote at the AGM (“Instapoll”).

We submit our report as under:

1.	The remote E-Voting period remained open from 9.00 AM IST on Saturday, July 10, 2021 up to 5.00 PM IST on Tuesday, July 13, 2021.

2.

The Annual Report, the Notice of Annual General Meeting and the e-voting instructions slip were sent only by the electronic mode (e-mail) to those members whose email addresses were registered with the Company / Depository Participants / Depositories pursuant to the Ministry of Corporate Affairs (“MCA”) General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, 20/2020 dated May 5, 2020, 22/2020 dated June 15, 2020, 33/2020 dated September 28, 2020, 39/2020 dated December 31, 2020 and 02/2021 dated January 13, 2021 and Securities and Exchange Board of India (“SEBI”) circular nos. SEBI/HO/CFD/CMD1/CIR/P/2020/79 dated May 12, 2020 and SEBI/HO/CFD/CMD2/CIR/P/2021/11 dated January 15, 2021.

3.	The voting rights were reckoned as on Wednesday, July 07, 2021, being the Cut-off date for the purpose of deciding the entitlements of members at the remote e-voting.

4.	After the conclusion of the Annual General Meeting, the votes cast through remote e-voting were unblocked on July 14, 2021, at 11:15 AM IST in the presence of two witnesses.

5.	After declaration of voting by the Chairman, the shareholders present at the AGM through VC voted through e-voting facility provided by KFin Technologies Private Limited.

6.

As per the information given by the Company / RTA the names of the shareholders who had voted by remote e-voting through the facility provided by KFin Technologies Private Limited had been blocked and only those members who were present at the AGM through VC and who had not voted on remote e-voting were allowed to cast their votes through e-voting system during the AGM.

7.	Based on the data provided by KFin Technologies Private Limited e-voting system, the total votes cast in favour or against for all the resolutions proposed in the Notice of the AGM are as under:

a)	RESOLUTION No. 1

To receive, consider and adopt the Audited Financial Statements of the Company (including consolidated financial statements) for the financial year ended March 31, 2021, together with the Reports of the Board of Directors and Auditors thereon.

(i)	Voted in favour of resolution

Particulars	Remote E- voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	2,301	35	2,336

Number of votes cast by them	488,59,33,213	2,043	488,59,35,256

% of Total Number of valid votes cast	99.998	99.271	99.998

(ii)	Voted against the resolution

Particulars	Remote E- voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	16	1	17

Number of votes cast by them	1,06,529	15	1,06,544

% of Total Number of valid votes cast	0.002	0.729	0.002

(iii)	Invalid Votes - NIL

b)	RESOLUTION 2

To confirm the payment of Interim Dividend of ₹1 per equity share already paid during the year as the Final Dividend for the Financial Year 2020-21.

(i)	Voted in favour of resolution

Particulars	Remote E- voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	2,246	29	2,275

Number of votes cast by them	489,48,77,645	1,701	489,48,79,346

% of Total Number of valid votes cast	99.998	82.653	99.998

(ii)	Voted against the resolution

Particulars	Remote E- voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	59	7	66

Number of votes cast by them	76,009	357	76,366

% of Total Number of valid votes cast	0.002	17.347	0.002

(iii)	Invalid Votes - NIL

c)	RESOLUTION 3

To consider appointment of a Director in place of Mr. Thierry Delaporte (DIN: 08107242) who retires by rotation and being eligible, offers himself for re-appointment.

(i)	Voted in favour of resolution

Particulars	Remote E- voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	2,241	32	2,273

Number of votes cast by them	488,22,81,964	2,033	488,22,83,997

% of Total Number of valid votes cast	99.750	98.785	99.750

(ii)	Voted against the resolution

Particulars	Remote E- voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	64	4	68

Number of votes cast by them	1,22,49,884	25	1,22,49,909

% of Total Number of valid votes cast	0.250	1.215	0.250

(iii)	Invalid Votes - NIL

d)	RESOLUTION 4

Appointment of Ms. Tulsi Naidu (DIN: 03017471) as an Independent Director of the Company.

(i)	Voted in favour of resolution

Particulars	Remote E- voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	2,248	33	2,281

Number of votes cast by them	489,17,22,923	1,887	489,17,24,810

% of Total Number of valid votes cast	99.991	91.735	99.991

(ii)	Voted against the resolution

Particulars	Remote E- voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	48	4	52

Number of votes cast by them	4,36,674	170	4,36,844

% of Total Number of valid votes cast	0.009	8.265	0.009

(iii)	Invalid Votes - NIL

e)	RESOLUTION 5

Revision in the terms of remuneration of Mr. Rishad A. Premji (DIN: 02983899) as Whole Time Director (designated as “Executive Chairman”) of the Company.

(i)	Voted in favour of resolution

Particulars	Remote E- voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	2,214	32	2,246

Number of votes cast by them	489,20,34,087	2,037	489,20,36,124

% of Total Number of valid votes cast	99.989	99.028	99.989

(ii)	Voted against the resolution

Particulars	Remote E- voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	85	4	89

Number of votes cast by them	5,46,065	20	5,46,085

% of Total Number of valid votes cast	0.011	0.972	0.011

(iii)	Invalid Votes - NIL

8.	A list of Equity shareholders who voted “FOR”, “AGAINST” the resolutions (Both through Remote E-voting and E-voting at the AGM) has been handed over to the Company Secretary.

9.

The electronic data and all other relevant records relating to the e-voting shall remain in our safe custody and shall be handed over to the Company Secretary for preserving safely after the Chairman considers, approves and signs the Minutes of the aforesaid Annual General Meeting.

Thanking You,

Yours faithfully,

For V. Sreedharan & Associates

(V. Sreedharan)

Partner

FCS: 2347; CP No. 833

Date: July 15, 2021

Place: Bengaluru

UDIN: F002347C000637817